www.brandywinerealty.com
Cira Centre | 2929 Arch Street, Suite 1800 | Philadelphia, PA 19104 | t 610.325.5600 f 610.325.5622

June 20, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F. Street, N.E.
Washington, D.C. 20549
ATTN: Aliya Ishmukhamedova and James Lopez
Re:     Brandywine Realty Trust
    Brandywine Operating Partnership, L.P.
    Amendment No. 1 to Current Report on Form 8-K
    Filed May 28, 2024
    File No. 000-24407
Ladies and Gentlemen:
On behalf of Brandywine Realty Trust and Brandywine Operating Partnership, L.P. (together, the “Company”), we set forth below the Company’s response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated June 10, 2024 to the Company (the “Comment Letter”) regarding Amendment No. 1 to the Current Report on Form 8-K filed by the Company with the Commission on May 28, 2024 (“Amendment No. 1”). The Company filed Amendment No. 1 to amend the Company’s Current Report on Form 8-K filed with the Commission on May 7, 2024 (the “Initial Form 8-K”).
For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.
Amendment No. 1 to Current Report on Form 8-K filed May 28, 2024
Item 1.05 Material Cybersecurity Incidents, page 1
1.    We note the statement that you experienced a cybersecurity incident. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident has not had a material impact on your financial condition or operations, and you do not believe the incident is reasonably likely to materially impact your financial condition or results of operations.
Company Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company determined to file the Initial Form 8-K under Item 1.05 of Form 8-K because the Company determined that it had experienced a material cybersecurity incident.
In reaching its determination of materiality, the Company took into consideration the directives of the Commission in Release Nos. 33-11216; 34-97989; 88 FR 51896 (Cybersecurity Risk

Management, Strategy, Governance and Incident Disclosure) (hereafter, the “Final Rule Release”) as highlighted below:
The Final Rule Release states, in relevant respect, as follows:
“The rule’s inclusion of ‘financial condition and results of operations’ is not exclusive; companies should consider qualitative factors alongside quantitative factors in assessing the material impact of an incident. By way of illustration, harm to a company’s reputation, customer or vendor relationships, or competitiveness may be examples of a material impact on the company.” (Final Rule Release at 51904.)
The Final Rule Release further states:
“A lack of quantifiable harm does not necessarily mean an incident is not material.” (Final Rule Release at 51906.)
Thus, the Company recognized that the impact (or lack of impact) of the cybersecurity incident on the Company’s financial condition and results of operations is not the sole determinate of materiality and the assessment of whether disclosure is required under Item 1.05.
Closely related to the mandate of the rules to evaluate materiality in light of both quantitative and qualitative factors, is the requirement to file a Form 8-K under Item 1.05 within four business days after the Company made its materiality determination notwithstanding that, at such time, the Company was uncertain as to the timing, scope of and form of the ultimate resolution of the incident. In this regard, the Final Rule Release states as follows:
“For example, for incidents that impact key systems and information, such as those the company consider its ‘crown jewels,’ as well as incidents involving unauthorized access to or exfiltration of large quantities of particularly important data, a company may not have complete information about the incident but may know enough about the incident to determine whether the incident was material. In other words, a company being unable to determine the full extent of an incident because of the nature of the incident or the company’s systems, or otherwise the need for continued investigation regarding the incident, should not delay the company from determining materiality.” (Final Rule Release at 51906.)
Moreover, the Final Rule Release reiterates the following guidance regarding materiality and timing requirements from the proposed rule release:
“Importantly, we remind registrants, as the Commission did in the Proposing Release, that ‘[d]oubts as to the critical nature’ of the relevant information ‘will be commonplace’ and should ‘be resolved in favor of those the statute is designed to protect,’ namely investors.” (Final Rule Release at 51906.)
In light of the foregoing directives of the Commission as to materiality assessments and as to timing of initial and supplemental disclosure requirements, the Company concluded that: (i) the fact of a third party’s control over the Company’s access to a key portion of the Company’s information systems and the Company’s inability to access certain critical information residing on such systems met the materiality threshold and (ii) the uncertainty as to the timing, scope of and form of the ultimate resolution of the incident, albeit relevant to the substance of the forward-looking disclosure under Item 1.05, did not obviate the requirement to make disclosure under Item 1.05. The Company also noted the similarities between its circumstances and the example regarding incidents impacting key systems and information provided in the Final Rule Release and excerpted above. Thereafter, and consistent with the requirement in Instruction 2 to Form 8-K, the Company filed Amendment No. 1 within four business days after the Company determined that it had regained access to the impacted systems and verified the integrity of the affected information.
Please let us know if you have any further questions or comments that we should address. I can be reached at 610-832-7434.
Best Regards,

Thomas E. Wirth
Executive Vice President & CFO
Brandywine Realty Trust
cc:    Shawn Neuman, Esq.
    Michael Friedman, Esq.
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